Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: May 18, 2006

For immediate release

Mittal Steel Offer for Arcelor Opens

18th May 2006 - London/Rotterdam - Mittal Steel Company, “Mittal Steel”, the world’s largest and most global steel company, today announces that its offer for Arcelor has today opened in Luxembourg, France and Belgium. It is expected to open in Spain and the United States shortly. The offer will be open for 30 business days (except in Spain and the United States), closing on the 29th June 2006 in all jurisdictions.

Commenting, Lakshmi N. Mittal, Chairman and CEO, Mittal Steel Company, said:

“Since our offer was first announced the market has demonstrated that it likes the strategy of the deal through the considerable value created. We have always said that it is the shareholders who should decide on this transaction and we are pleased that now that the offer is open they will have ability to do so.

“We continue to believe that our offer is a very attractive one, structured to enable Arcelor shareholders to participate in the exciting growth potential of the combined company, whilst also receiving a generous cash element.

“The combined company will create the only steel company with a broad and compelling geographic footprint, well diversified product portfolio, unique cost position and ample captive raw material sources. We are confident shareholders will find great appeal in this model, whose strong growth profile will underpin superior shareholder returns.”

Enquiries:

Nicola Davidson /Paul Weigh	Mittal Steel Company +44 207 543 1162/117

UK media:

Philip Gawith / Lydia Pretzlik	Maitland Consultancy +44 20 7379 5151

US media

Winnie Lerner	Abernathy McGregor +1 212 371 5999

French media:

Anne Meaux	Image Sept +33 6 89 87 61 76

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006 and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Share Listing Prospectus is available on the AFM’s website at www.afm.nl, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.